Filed Pursuant to Rule 433
Registration No. 333-279369
May 13, 2024

NEW GOLD INCREASES EXPOSURE IN NEW AFTON COPPER/GOLD MINE TO 80% AND LAUNCHES US$150 MILLION BOUGHT DEAL FINANCING

(All dollar figures are in US dollars unless otherwise indicated)

May 13, 2024 – New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) is pleased to announce that it has entered into an agreement relating to its strategic partnership with Ontario Teachers’ Pension Plan (“Ontario Teachers’”) at the New Afton Mine (“New Afton”), whereby New Gold will increase its effective free cash flow interest in New Afton to 80.1% (the “Transaction”).

On closing of the Transaction, Ontario Teachers’ free cash flow interest in New Afton will be reduced from 46.0% to 19.9% in exchange for an upfront cash payment of $255 million from New Gold. New Gold will fund the cash payment with cash on hand, borrowings from its existing revolving credit facility and net proceeds from a concurrent bought deal equity financing of common shares of New Gold (“Common Shares”) for approximately $150 million.

Anticipated Benefits to New Gold Shareholders

•	Increased free cash flow interest in an attractive copper/gold mine – With C-Zone on-track to achieve commercial production in the second half of 2024, New Afton is expected to enter a period of significant free cash flow growth driven by increasing production and improved costs.
•	Accretive and disciplined transaction – Expected to deliver a meaningful increase in attributable life-of-mine cash flow while maintaining New Gold’s balance sheet strength and financial liquidity.
•	Investment in an existing high-quality operation – Through many years of building and operating the New Afton mine, New Gold has developed extensive technical, operational, and social knowledge and expertise. The Transaction provides growth without requiring any increase in general and administrative expenses.
•	Increased upside exposure – New Gold’s renewed focus on exploration activities provides the New Afton mine with the potential to add value by improving the production profile and extending mine life.

“This is an excellent transaction where we are able to increase our free cash flow exposure in a copper and gold asset which we already own and operate. This transaction is expected to allow us to grow accretively with no diligence risk and increase our free cash flow interest at New Afton,” stated Patrick Godin, President and CEO. “With key C-Zone milestones set for completion later this year, New Afton is on the verge of attractive production growth and cost improvement that we believe will lead to increased free cash flow generation. Our goal is not only to maximize this free cash flow generation at the mine, but to also maximize benefits for our shareholders.”

Bought Deal Equity Financing

New Gold has entered into an agreement with a syndicate of underwriters led by CIBC Capital Markets (collectively, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 87,300,000 Common Shares at a price of $1.72 per Common Share (the “Offering Price”), for aggregate gross proceeds of approximately $150 million (the “Offering”).

The Company has granted the Underwriters an over-allotment option, exercisable in whole or in part at any time at the Offering Price up to 30 days after closing of the Offering, to purchase up to an additional 15% of the number of Common Shares issued pursuant to the Offering to cover over-allotments, if any.

The Company intends to use the net proceeds of the Offering to fund a portion of the cash payment to complete the Transaction.

Closing of the Offering is expected to occur on or about May 17, 2024, subject to customary closing conditions, including the receipt of all necessary approvals of the Toronto Stock Exchange and the NYSE American in accordance with their applicable listing requirements.

newgold.com	1

The Offering will be made in each of the provinces and territories of Canada, other than Quebec, by way of a prospectus supplement (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated May 13, 2024 (the “Base Shelf Prospectus”). The Company has filed a registration statement on Form F-10 (the “Registration Statement”) (including the Base Shelf Prospectus) and the Prospectus Supplement for the Offering with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with the multi-jurisdictional disclosure system established between Canada and the United States. The Offering may also be made on a private placement basis in other international jurisdictions in reliance on applicable private placement exemptions. Before investing, prospective investors should read the Base Shelf Prospectus, the Prospectus Supplement, when available, the documents incorporated by reference therein, the Registration Statement containing such documents and other documents the Company has filed with Canadian securities regulators and the SEC for more complete information about the Company and the Offering.

When available, these documents may be accessed for free on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca and on the SEC’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov. Alternatively, copies may be obtained from: CIBC Capital Markets, 161 Bay Street, 5th Floor, Toronto, ON M5J 2S8 or by telephone at 1-416-956-6378 or by email at mailbox.canadianprospectus@cibc.com, and in the United States from: CIBC Capital Markets, 161 Bay Street, 5th Floor, Toronto, ON M5J 2S8 or by telephone at 1-416-956-6378 or by email at mailbox.usprospectus@cibc.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

Other terms of the Transaction

Closing of the Transaction is subject to customary conditions and is expected to close by the end of May, following completion of the Offering. The Transaction does not require shareholder approval.

At closing, the parties will enter into an amended free cash flow royalty agreement with an affiliate of Ontario Teachers’ to reflect the reduction in Ontario Teachers’ free cash flow interest to 19.9%. The amended agreement will, among other things, also remove the advisory committee, and reduce certain of Ontario Teachers’ governance rights with respect to the operating and capital expenditures of the New Afton mine and eliminate the option to convert the royalty into a partnership. New Gold will have a right of first refusal on a sale of the royalty by Ontario Teachers’. On a change of control of New Gold announced prior to December 31, 2030, that is subsequently completed, Ontario Teachers’ will have the right to sell the royalty to New Gold or its successor at fair market value, for cash or share consideration. In addition, following a change of control within 20 months following completion of the Transaction, Ontario Teachers’ would also receive a one-time cash payment of $20 million.

About New Gold

New Gold is a Canadian-focused intermediate mining company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility.

For further information, please contact:

Ankit Shah	Brandon Throop
Executive Vice President, Strategy & Business Development	Director, Investor Relations
Direct: +1 (416) 324-6027	Direct: +1 (647) 264-5027
Email: ankit.shah@newgold.com	Email: brandon.throop@newgold.com

newgold.com	2

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold’s future financial or operating performance are “forward-looking”. All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the Company’s ability to successfully complete the Transaction and the timing thereof, including receipt of all required regulatory approvals; the proposed benefits of the Transaction to the Company’s business, strategic objectives, financial condition, cash flows and results of operations and to its shareholders being attained, including with respect to increased free cash flow and the timing thereof; maintenance of balance sheet strength and financial liquidity, and expectation of entering into a period of cash flow driven by increased production and improved costs; the completion of the C-Zone project and the timing and expected benefits thereof; the ability of ongoing resource conversion to add value by improving the production profile and extending mine life with minimal capital investment; the maximization of benefits to New Gold shareholders; the completion of the Offering, including the receipt of TSX and NYSE American approval; and the intended use of net proceeds from the Offering.

All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this news release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold’s latest annual management’s discussion and analysis (“MD&A”), its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to there being no significant disruptions affecting New Gold’s operations, including material disruptions to the Company’s supply chain, workforce or otherwise.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation, the “Risk Factors” included in New Gold’s most recent annual information form, MD&A and other disclosure documents filed on and available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

newgold.com	3